UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-41334

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On August 25, 2022, a Special Meeting of Shareholders of SaverOne 2014 Ltd. (the “Company”) approved the one proposal brought before the Company’s shareholders at the meeting, in accordance with the majority required for the proposal. As a result of the Company’s shareholders’ approval, Sharon Schreiber was elected as an external director for a three-year term ending August 18, 2025. This proposal was described in the Company’s Notice and Proxy Statement for the Special Meeting of Shareholders, dated July 14, 2022, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: August 26, 2022	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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